Exhibit 99.10

CADBURY SCHWEPPES PLC

NOTIFICATION OF DIRECTOR’S INTEREST: COMPANIES ACT S329

Date of Notification: 16 March 2004

The Company was notified on 15 March 2004 of an amendment to a Notification made on 9 March 2004 in respect of John Michael Sunderland, a Director of the Company.

The number of ordinary shares acquired in respect of the Year 2004 Award of shares under the Company’s Bonus Share Retention Plan (in respect of the Year 2003) has decreased by 757 to 88,880 (all deferred into Trust). All other details remain the same.

Following this amendment, John Michael Sunderland has a total holding of 1,304,056 ordinary shares of 12.5p each in Cadbury Schweppes plc.

Authorised signatory:
J MILLS
GROUP DEPUTY SECRETARY

Tel: 020 7830 5176